                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*



                             SILVERADO FOODS, INC.
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                               (NAME OF ISSUER)




                         COMMON STOCK $0.01 PAR VALUE
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                        (TITLE OF CLASS OF SECURITIES)




                                  828342 10 5
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                                (CUSIP NUMBER)




  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 828342105                   13G                PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1
      Milton D. McKenzie
      ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Citizen of the United States of America

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                          SOLE VOTING POWER
                     5
     NUMBER OF            828,680/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             828,680/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      828,680/1/

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.1%

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      TYPE OF REPORTING PERSON
12
      IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No.  828342  10  5               13G                 Page  3  of  4  Pages
           -------------                                        ---    ---

Item 1(a).  Name of Issuer:     Silverado Foods, Inc.
--------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:
----------------------------------------------------------
6846 South Canton, Suite 110
Tulsa, OK 74136


Item 2(a). Name of Person Filing:      Milton D. McKenzie
--------------------------------


Item 2 (b). Address of Principal Business Office or, if none, Residence:
-----------------------------------------------------------------------
5727 South Lewis
Suite 125
Tulsa, OK 74105-7119


Item 2(c). Citizenship:    Citizen of the United States of America
----------------------

Item 2(d). Title of Class of Securities:
---------------------------------------
Common Stock, par value $0.01 per share


Item 2(e). CUSIP Number:    828342 10 5
-----------------------

Item 3.  If this statement is filed pursuant to Rules 13-d-1(b) or 13d-2(b)
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check whether the person filing is a:    N/A
------------------------------------

Item 4.  Ownership
------------------


(a)  Amount Beneficially Owned:  828,680 shares/1/


(b)  Percent of Class 7.1%


(c)  Number of shares as to which such person has:


        (i)  sole power to vote or to direct the vote:  828,680/1/
        (ii) shared power to vote or to direct the vote:  -0-
        (iii) sole power to dispose or to direct the disposition of:  828,680/1/
        (iv) shared power to dispose or to direct the disposition of: -0-



Item 5.  Ownership of Five Percent or Less of a Class.   N/A
-----------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  N/A
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-------------------------
/1/ Includes 191,250 shares owned by CAPMAC Eighty-Two Limited Partnership, with respect to which Mr. McKenzie has sole voting and investment control of the general partner, 400,000 shares which may be acquired pursuant to a presently convertible debenture held by CAPMAC Eighty-Two Limited Partnership, 35,000 shares which may be acquired pursuant to a common stock purchase warrant held by CAPMAC Eighty-Two Limited Partnership, and 25,000 shares owned by GPM, Inc. with respect to which Mr. McKenzie has sole voting and ownership control.

CUSIP No.  828342  10  5               13G                  Page 4  of  4  Pages
           -------------                                        ---    ---


Item 7.  Identification and Classification of the Subsidiary Which Acquired the
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Security Being Reported on By the Parent Company.  N/A
------------------------------------------------

Item 8.  Identification and Classification of Members of the Group:  N/A
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Item 9.  Notice of Dissolution of Group  N/A
---------------------------------------

Item 10.  Certification  N/A
-----------------------

Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

                                            /s/  Milton D. McKenzie
                                            -----------------------
                                            Milton D. McKenzie









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